Exhibit (a)(5)(D)

For more information contact Media: Leticia Lowe Phone 713.207.7702 Investors: Marianne Paulsen Phone 713.207.6500

For Immediate Release	Page 1 of 2
CenterPoint Energy Announces Adjustment to Conversion
Rate of 3.75 Percent Convertible Senior Notes Due 2023
     HOUSTON – April 25, 2008 – CenterPoint Energy, Inc. (NYSE: CNP) today announced that the conversion rate of its 3.75 percent Convertible Senior Notes due 2023 (Old Notes) and 3.75 percent Convertible Senior Notes, Series B due 2023 (New Notes) will be increased as a result of the April 24 declaration of CenterPoint Energy’s regular quarterly cash dividend, payable on June 10, 2008, to shareholders of record as of the close of business on May 16, 2008. Under the terms of the indenture governing the notes, the increased conversion rate will be determined on May 13, 2008. Notice specifying the new conversion rate will be provided to holders on or after May 13, 2008.
     Holders of the Old Notes who submit Old Notes for conversion and otherwise satisfy the conversion requirements of the Old Notes on or after May 19, 2008 will be entitled to the increased conversion rate. Holders of the New Notes who submit New Notes for conversion and otherwise satisfy the conversion requirements of the New Notes on or after May 2, 2008 will be entitled to the increased conversion rate.
     On April 16, 2008, CenterPoint Energy announced the planned redemption of the notes on May 30, 2008 (Redemption Date). The redemption price will be $1,000 in cash plus accrued and unpaid interest, including contingent interest, if any, to the Redemption Date. On April 17, 2008, CenterPoint Energy announced that holders of the notes will have the option to require CenterPoint Energy to purchase their notes on May 15, 2008 (Purchase Date) at a purchase price of $1,000 in cash plus accrued and unpaid interest to the Purchase Date. The details of the redemption and the option are provided in the communications related thereto. These communications also provide additional details regarding the conversion of the notes.
     This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell any notes. The tender offer is being made only pursuant to the Company Notice dated April 17, 2008, and the related materials that CenterPoint Energy has distributed to note holders through the Depository Trust Company and filed with the Securities and Exchange Commission. Note holders are encouraged to carefully read these documents, as revised by the amendments thereto filed with the Securities and Exchange Commission on the date hereof, before deciding whether to exercise their option to require CenterPoint Energy to purchase their notes as these documents contain important information regarding the details of CenterPoint Energy’s obligation to purchase the notes. Holders of the notes and other interested parties may obtain a free copy of these documents at the

For more information contact Media: Leticia Lowe Phone 713.207.7702 Investors: Marianne Paulsen Phone 713.207.6500

For Immediate Release	Page 2 of 2
Securities and Exchange Commission’s Web site, www.sec.gov, at the company’s Web site, www.CenterPointEnergy.com, or from CenterPoint Energy, Inc. at 1111 Louisiana, Houston, Texas 77002, Attn: Investor Relations. Note holders are encouraged to read these materials carefully prior to making any decision with respect to the purchase option.
     CenterPoint Energy, Inc., headquartered in Houston, Texas, is a domestic energy delivery company that includes electric transmission & distribution, natural gas distribution, competitive natural gas sales and services, interstate pipelines and field services operations. The company serves more than five million metered customers primarily in Arkansas, Louisiana, Minnesota, Mississippi, Oklahoma, and Texas. Assets total over $17 billion. With about 8,600 employees, CenterPoint Energy and its predecessor companies have been in business for more than 130 years. For more information, visit CenterPoint Energy’s Web site at www.CenterPointEnergy.com.
     This news release includes forward-looking statements. Actual events and results may differ materially from those projected. The statements in this news release regarding future financial performance and results of operations and other statements that are not historical facts are forward-looking statements. Factors that could affect actual results include the timing and outcome of appeals from the true-up proceedings, the timing and impact of future regulatory, legislative and IRS decisions, effects of competition, weather variations, changes in CenterPoint Energy’s or its subsidiaries’ business plans, financial market conditions, the timing and extent of changes in commodity prices, particularly natural gas, the impact of unplanned facility outages, and other factors discussed in CenterPoint Energy’s and its subsidiaries’ Form 10-Ks for the period ended December 31, 2007, and other filings with the Securities and Exchange Commission.